UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): January 6, 2022

MERIDA MERGER CORP. I

(Exact Name of Registrant as Specified in Charter)

Delaware	001-39119	84-2266022
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

641 Lexington Avenue, 18th Floor, New York, NY 10022

(Address of Principal Executive Offices) (Zip Code)

(917) 745-7085

(Registrant’s Telephone Number, Including Area Code)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e 4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of common stock and one-half of one redeemable warrant	MCMJU	The Nasdaq Stock Market LLC
Common stock, par value $0.0001 per share	MCMJ	The Nasdaq Stock Market LLC
Redeemable warrants, exercisable for shares of common stock at an exercise price of $11.50 per share	MCMJW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

As previously announced, Merida Merger Corp. I, a Delaware corporation (“Merida”), entered into an Agreement and Plan of Merger, dated as of August 9, 2021 and amended on September 8, 2021 (and as may be further amended from time to time, the “Merger Agreement”), by and among Merida, Merida Merger Sub, Inc., a Washington corporation and wholly-owned subsidiary of Merida (“First Merger Sub”), Merida Merger Sub II, LLC, a Washington limited liability company and wholly-owned subsidiary of Merida (“Second Merger Sub”), and Leafly Holdings, Inc., a Washington corporation (“Leafly”). Pursuant to the Merger Agreement, among other things, the parties will undertake the following transactions (collectively, the “Transactions”): (i) First Merger Sub will merge with and into Leafly, with Leafly surviving such merger (“First Merger”), and (ii) immediately following the First Merger and as part of the same overall transaction as the First Merger, Leafly will merge with and into Second Merger Sub, with Second Merger Sub surviving such merger and being a wholly-owned subsidiary of Merida with the name “Leafly, LLC”.

On January 11, 2022, Merida entered into a note purchase agreement (“Note Purchase Agreement”) with certain purchasers (the “Note Investors”) pursuant to which Merida will issue and sell to the Note Investors $30,000,000 in aggregate principal amount of unsecured convertible senior notes due 2025 (the “New Notes”), immediately prior to the closing of the Transactions. The New Notes will also be guaranteed, after the closing of the Transactions, by Leafly, LLC.

The New Notes will bear interest at a rate of 8.00% per annum, paid in cash semi-annually in arrears on July 31 and January 31 of each year, and will mature on January 31, 2025 (the “Maturity Date”). The New Notes are convertible into approximately 2,400,000 shares of common stock of Merida following the consummation of the Transactions (“New Leafly Common Stock”) at an initial conversion rate of 80 shares of New Leafly Common Stock per $1,000 principal amount of New Notes and 80 shares of New Leafly Common Stock per $1,000 amount of accrued and unpaid interest, if any, thereon, subject to adjustment for customary events prior to the Maturity Date (the “Conversion Rate”), which is equivalent to an initial conversion price of $12.50 per share. Conversion of the New Notes, together with any accrued and unpaid interest, if any, at the time of conversion will be settled in shares of New Leafly Common Stock.

The New Notes will be convertible at the option of the holders at any time prior to the close of business on the second scheduled trading day immediately before the Maturity Date. In addition, Merida may, at its election, force the conversion of the New Notes at the Conversion Rate on or after January 31, 2024, if the volume-weighted average trading price of New Leafly Common Stock exceeds $18.00 for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days. Merida also has the option, on or after January 31, 2023 and prior to the 40th trading day immediately before the Maturity Date and subject to the holders’ ability to optionally convert, to redeem all or a portion of the New Notes at a cash redemption price equal to 100% of the principal amount of the New Notes, plus accrued and unpaid interest, if any.

The holders of the New Notes will have the right to cause Merida to repurchase for cash all or a portion of the New Notes held by such holder upon the occurrence of a “fundamental change” (as defined in the New Notes) or in connection with certain asset sales, in each case at a price equal to 100% of par plus accrued and unpaid interest, if any.

The New Notes include restrictive covenants that, among other things and subject to the exceptions set forth in the New Notes, limit the ability of Merida to incur additional debt, incur liens, make restricted payments, make certain investments, enter into affiliate transactions, dispose of certain assets and enter into certain merger or asset sale transactions. The New Notes also contain customary events of default.

Pursuant to and as set forth in the Note Purchase Agreement, the Sponsor agreed to transfer, for no additional consideration 37,500 sponsor shares and 300,000 private warrants of Merida to the Note Investors.

Pursuant to the Note Purchase Agreement, and subject to the terms and conditions thereof, Merida has also agreed to register the resale of the common stock issuable upon conversion of the New Notes after the consummation of the Transactions on terms similar to the terms contemplated by Merida’s amended and restated registration rights agreement.

In connection with and concurrently to the execution of the Note Purchase Agreement, Merida and Leafly entered into Amendment No. 2 to the Merger Agreement (the “Merger Agreement Amendment”) to provide that the principal amount of the Notes sold pursuant to the Note Purchase Agreement would be included in determining whether the Minimum Cash Condition (as defined in the Merger Agreement) is satisfied.

In addition, in connection with and concurrently to the execution of the Note Purchase Agreement, Merida entered into a letter agreement (the “Side Letter”) with Merida Holdings, LLC (the “Sponsor”) and Leafly, pursuant to which the Sponsor has agreed to: (i) at the closing of the Transactions, deliver and surrender for cancellation to Merida an aggregate of 13,000 shares of common stock of Merida held by the Sponsor at no cost and (ii) on the date that is three months following such closing date, deliver and surrender for cancellation to Merida up to an aggregate of 26,000 shares of New Leafly Common Stock at no cost, with the exact number of shares to be delivered and surrendered for cancellation to be determined based on the final amount of the cash fees to be paid by Merida pursuant to those certain Share Transfer, Non-Redemption and Forward Purchase Agreements by and between Merida and certain of its stockholders, dated as of December 22, 2021, at such date (i.e., one share contributed for each $10.00 of cash paid pursuant to such agreements, up to a maximum of 26,000 shares).

The foregoing summary of the Note Purchase Agreement and terms of the Notes, the Merger Agreement Amendment and the Side Letter is qualified in its entirety by the text of the Note Purchase Agreement, form of Note (which is attached to the Note Purchase Agreement), the Merger Agreement Amendment and the Side Letter, copies of which are attached hereto as Exhibit 10.1, 2.1 and 10.2, respectively, and are incorporated herein by reference.

Additionally, on January 10, 2022, Merida entered into an agreement with a public stockholder, pursuant to which the public stockholder agreed not to seek redemption of up to 800,000 shares of Merida common stock sold in its initial public offering. The agreement provides that the stockholder shall have the right, but not the obligation, to have Merida repurchase any of such shares held by them as of the closing of the Transactions and not later sold into the open market at a price of $10.16 per share on the three-month anniversary of the closing of the Transactions; provided, however, that if the stockholder sells any of its shares in the open market prior to the one-month anniversary of the closing at a price in excess of $10.06 per share, Merida will pay the stockholder $0.05 per share sold irrespective of the sale price received by such stockholder.

Item 3.01 Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard.

On January 6, 2022, Merida received a notice from the Listing Qualifications Department of The Nasdaq Stock Market (“Nasdaq”) stating that Merida failed to hold an annual meeting of stockholders within 12 months after its fiscal year ended December 31, 2020, as required by Nasdaq Listing Rule 5620(a). In accordance with Nasdaq Listing Rule 5810(c)(2)(G), Merida has 45 calendar days (or until February 20, 2022) to submit a plan to regain compliance and, if Nasdaq accepts the plan, Nasdaq may grant Merida up to 180 calendar days from its fiscal year end, or until June 29, 2022, to regain compliance. Merida expects to hold its previously announced special meeting in lieu of an annual meeting (described below) in January 2022 at which a director election proposal will be voted on and expects that following such meeting, Merida will be back in compliance with Nasdaq’s listing rules. However, if it appears that the meeting will be delayed for any reason beyond the February 20, 2022 deadline, Merida intends to submit a compliance plan by such date. While any plan is pending, Merida’s securities will continue to trade on Nasdaq.

Item 8.01 Other Events.

On January 11, 2022, Merida announced that it intends to adjourn the special meeting in lieu of annual meeting originally scheduled for January 14, 2022 to a later date to be announced, at which stockholders of Merida will be asked to consider and vote on the Transactions.

Additional Information and Where to Find It

In connection with the Transactions, Merida has filed with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 (“Registration Statement”) that includes a proxy statement of Merida, a prospectus of Merida and a consent solicitation statement of Leafly. The Registration Statement was declared effective by the SEC on December 20, 2021. Merida has mailed the definitive proxy statement/prospectus/consent solicitation statement included in the Registration Statement to its stockholders in connection with the Transactions. INVESTORS AND SECURITYHOLDERS OF MERIDA ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS/CONSENT SOLICITATION STATEMENT (AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT LEAFLY, MERIDA, THE TRANSACTIONS AND RELATED MATTERS. Investors and securityholders will be able to obtain free copies of the Registration Statement (when available) and other documents filed with the SEC by Merida through the website maintained by the SEC at www.sec.gov.

Participants in the Solicitation

Merida and Leafly and their respective directors and officers may be deemed to be participants in the solicitation of proxies from Merida’s stockholders in connection with the proposed business combination. Information about Merida’s directors and executive officers and their ownership of Merida’s securities is set forth in Merida’s filings with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed business combination may be obtained by reading the proxy statement/prospectus/consent solicitation statement regarding the proposed business combination. You may obtain free copies of these documents as described in the preceding paragraph.

Cautionary Note Regarding Forward Looking Statements

This Current Report on Form 8-K and the exhibits filed herewith include “forward-looking statements” (as defined in the Private Securities Litigation Reform Act of 1995). Merida’s and Leafly’s actual results may differ from its expectations, estimates and projections and consequently, you should not place undue reliance on these forward-looking statements as predictions of future events. These forward-looking statements generally are identified by the words “aspire,” “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “will be,” “will continue,” “will likely result,” “could,” “should,” “believe(s),” “predicts,” “potential,” “continue,” “future,” “opportunity,” “strategy,” and similar expressions are intended to identify such forward-looking statements.

These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside Merida or Leafly management’s control, that could cause actual results to differ materially from the results discussed in the forward-looking statements. Factors that may cause such differences include, but are not limited to: (a) the risk that the benefits of the Transactions may not be realized; (b) the risk that the Transactions may not be completed in a timely manner or at all, which may adversely affect the price of Merida’s securities; (c) the failure to satisfy the conditions to the consummation of the Transactions, including the failure of Merida’s stockholders to approve and adopt the Merger Agreement or the failure of Merida to satisfy the Minimum Cash Condition (as defined in the Merger Agreement) following redemptions by its stockholders; (d) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement; (e) the outcome of any legal proceedings that may be initiated following announcement of the Transactions; (f) the combined company’s continued listing on Nasdaq; (g) the risk that the proposed transaction disrupts current plans and operations of Leafly as a result of the announcement and consummation of the Transactions; (h) costs related to the Transactions; changes in applicable laws or regulations; (i) the possibility that the combined company may be adversely affected by other economic, business, and/or competitive factors; (j) the impact of COVID-19 or other adverse public health developments; and (k) other risks and uncertainties that will be detailed in the Registration Statement and as indicated from time to time in Merida’s filings with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements.

Merida and Leafly caution that the foregoing list of factors is not exclusive. Merida and Leafly caution readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Neither Merida nor Leafly undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

Disclaimer

This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.law.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit	Description
2.1	Amendment No. 2 to Merger Agreement
10.1	Note Purchase Agreement
10.2	Side Letter Agreement
99.1	Press Release
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: January 12, 2022	MERIDA MERGER CORP. I

	By:	/s/ Peter Lee
Peter Lee
President and Chief Financial Officer